Exhibit 3


AMENDMENT TO
CONSULTING AGREEMENT

APRIL 29, 2003

WHEREAS, Casual Male Retail Group, Inc., (formerly Designs, Inc., the "Corporation") and Jewelcor Management, Inc. (the "Independent Contractor") entered into a certain Consulting Agreement dated as of April 29, 2000, as amended by Letter Agreement dated April 28, 2001 and by Letter Agreement dated as of April 28, 2002 (hereinafter referred to as the "Agreement"); and

WHEREAS, Corporation and Independent Contractor wish to amend, modify and/or restate certain terms, provisions, conditions and covenants of the Agreement.

NOW THEREFORE, in consideration of the foregoing, and for and in consideration of the mutual promises and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the Corporation and the Independent Contractor hereby agree to amend the Agreement as follows:

1.	The term of the Agreement shall be extended for an additional period of three (3) years commencing on April 29, 2003 (the
"Commencement Date") and ending on April 28, 2006 (the "Expiration Date"). This Agreement shall automatically be extended for an additional one (1) year term on each anniversary date of the Agreement unless either party shall give the other at least ninety (90) days written notice prior to such anniversary date of their intention to terminate this Agreement.

2.	Subject to the provisions of Section 4 of the Agreement, the consideration to be furnished to the Independent Contractor by the Corporation for the Services rendered by the Independent Contractor under the Agreement shall consist of (a) annual compensation of $276,000, payable in non-forfeitable, fully paid and non-assessable shares of Common Stock of the Corporation, the number of which shares of Common Stock shall be valued as of, and determined by, the last closing price immediately preceding the Commencement Date, and on each anniversary date thereafter, during the term of the Agreement. (The number of shares of Common Stock of the Corporation equal to $276,000 on April 28, 2003, the date immediately preceding the Commencement Date, is 70,769 at $3.90 per share), and (b) the reimbursement of actual and direct out-of-pocket expenses incurred by the Independent Contractor in the rendering of Services under the Agreement.

The remaining terms of the Agreement shall remain in full force and effect without change. For the avoidance of doubt, the parties hereby agree and acknowledge that the foregoing extension does not change the compensation or other rights or obligations of the parties originally provided in the Agreement with respect to any prior period.


[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to Consulting Agreement as a sealed instrument, in any number of counterpart copies, each of which shall be deemed an original for all purposes, as of the day and year first written above.


THE CORPORATION:
CASUAL MALE RETAIL GROUP, INC.


By: /s/
Name: Dennis R. Herenreich
Title:   Executive Vice President, Chief
            Operating Officer, Chief Financial
            Officer, Treasurer and Secretary


By: /S/
Name: Arlene C. Feldman
Title:   Assistant Secretary



INDEPENDENT CONTRACTOR:
JEWELCOR MANAGEMENT, INC.


By:/S/
Seymour Holtzman